June 10, 2014

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Tarsis Resources Ltd.

File No. 000-55193

Dear Mr. Reynolds.

I acknowledge the receipt of the Staff Comment Letter dated May 23, 2014. We are currently gathering the information necessary to prepare the amended 20-F filing and response letter. We will endeavor to have the 20-F Amendment and response letter filed on EDGAR within 10 business days.

Sincerely,

/s/  "Marc G. Blythe"

Marc G. Blythe

President and Chief Executive Officer

1103 - 750 W Pender Street	Phone: (604) 689-7644
Vancouver BC	Fax: (604) 689-7645
Canada V6C 2T8	Email: info@tarsis.ca